SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 7 April 2005

Please find enclosed a press release relating to Air France’s revolving credit facility.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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Information

Roissy, 7 April 2005

AIR FRANCE CLOSES € 1.2 BILLION SYNDICATED MULTICURRENCY REVOLVING CREDIT FACILITY

Air France today signed a € 1.2 billion five year syndicated multicurrency revolving credit facility with 19 international banks.

€ 1.2 billion facility to sustain Air France’s expansion

Taking advantage of favourable market conditions, Air France finalised on 7th April 2005 the early refinancing of its € 1 billion credit facility which was due to mature in August 2006.

The 5-year facility - with two one-year extension options exercisable after years 1 and 2 - will enable Air France to:

•	strengthen its liquidity position and can be used for its general corporate purposes,

•	diversify its sources of financing, in addition to existing structured aviation finance deals.

It allows Air France to start the new fiscal year with a full commitment now maturing in April 2010.

International banking syndicate

The syndicate comprises 19 leading banks: 7 from France, 3 from the United Kingdom, 4 from Germany, 2 from the United States, 2 from Benelux and 1 from Japan.

The facility was oversubscribed and Air France decided to increase the total amount of the facility from the current € 1 billion line to € 1.2 billion. However, in spite of this increase, a scale-back for the participant banks was necessary.

Bookrunners and Mandated Lead Arrangers of the facility were Bank of Tokyo-Mitsubishi, BNP Paribas, Crédit Mutuel - CIC and Natexis Banques Populaires. Natexis Banques Populaires will act as Facility Agent. Each of the four Bookrunners has a final take of € 100 million.

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The commitments of the other syndicate banks are as follows :

•	Mandated Lead Arrangers, ABN AMRO Bank N.V., Barclays Capital (the investment banking division of Barclays Bank PLC), Calyon, Citigroup, HSBC CCF and SG Corporate & Investment Banking, each has an allocated commitment of € 70 million,

•	BRED Banque Populaire, Deutsche Bank Luxembourg S.A., Dresdner Bank AG, Fortis Bank, IXIS Corporate and Investment Bank, The Royal Bank of Scotland plc and WestLB AG, as Arrangers, each has an allocated commitment of € 45 million as well as JP Morgan Chase Bank N.A. at € 40 million,

•	Landesbank Hessen - Thüringen Girozentrale as Co-Arranger has a € 25 million commitment.

Financing conditions

Compared to the 2001 Credit Facility, financing conditions have improved: the Margin is at a level of 21 basis points p.a. over Euribor, and reaches 23.5 bp pa if drawdown exceeds 66% of the facility amount. The commitment fee applied to the undrawn amount of the facility amounts to 7 bp pa.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: April 7, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations